

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Yogev Shvo
Chairman
Thunder Energies Corporation
3323 NE 163rd Street, Suite 405
North Miami, Florida 33160

   Re: Thunder Energies Corporation
     Form 8-K
     Filed July 20, 2020
     File No. 000-54464

Dear Mr. Shvo:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K filed July 20, 2020

General

1. Please tell us whether the transaction described under Item 5.01 resulted in a change in shell company status for purposes of Item 5.06 of Form 8-K. First, it appears that you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, prior to the transaction with Mr. Shvo. In this regard, your Form 10-Q for the quarterly period ended March 31, 2020 appears to indicate that you had no or nominal operations and no or nominal non-cash assets at that time. Second, it appears you may have ceased to be a shell company following the transaction with Mr. Shvo. In this regard, you appear to have acquired an operating business, Nature Consulting, LLC, which is described in the 8-K as "one of [Florida's] largest white label CBD companies." If such changes occurred, please amend your Form 8-K to include Form 10 information as required by Item 5.01(a)(8) and the disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis of why this disclosure is not required.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology